EXHIBIT 99.1

FirstService Reports Record Third Quarter Results

Colliers International leads growth with revenues up 16% and adjusted EBITDA up 29%

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
	2014	2013	2014	2013

Revenues (millions)	$ 684.6	$ 603.0	$ 1,890.4	$ 1,652.8
Adjusted EBITDA (millions) (note 1)	59.3	55.6	141.3	111.0
Adjusted EPS (note 2)	0.75	0.69	1.57	1.11

TORONTO, Oct. 28, 2014 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) today reported results for its third quarter ended September 30, 2014. All amounts are in US dollars and all percentage revenue variances are calculated on a local currency basis.

Revenues for the third quarter were $684.6 million, a 14% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $59.3 million, up 7% and Adjusted EPS (note 2) was $0.75, a 9% increase versus the prior year quarter. GAAP EPS from continuing operations was $0.38 per share in the quarter, versus $0.09 for the same quarter a year ago.

For the nine months ended September 30, 2014, revenues were $1.89 billion, a 16% increase relative to the comparable prior year period, Adjusted EBITDA was $141.3 million, up 27%, and Adjusted EPS was $1.57, up 41% versus the prior year period. GAAP EPS from continuing operations for the nine month period was $0.49 per share, compared to a loss of $0.62 in the prior year period.

"FirstService delivered solid results in the third quarter, continuing the momentum from the first half of the year," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService. "FirstService Residential completed three smaller but important acquisitions in California, Texas and Minnesota during the quarter. Just after quarter-end, Colliers International completed a major acquisition, establishing significant operations in France and Belgium while augmenting operations in several other countries in Europe. With the strong results reported today, multiple growth opportunities, the addition of several strategic acquisitions and deep financial strength, FirstService is better positioned than ever to deliver strong results for the balance of 2014 and beyond," he concluded.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, one of the largest markets in the world. FirstService manages more than 2.5 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International - one of the largest global players in commercial real estate services; FirstService Residential - North America's largest manager of residential communities; and FirstService Brands - one of North America's largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$2.5 billion in annual revenues and has more than 24,000 employees world-wide. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders since becoming a publically listed company in 1993. The common shares of FirstService trade on the NASDAQ under the symbol "FSRV" and on the Toronto Stock Exchange under the symbol "FSV". More information is available at www.firstservice.com.

Segmented Quarterly Results

Colliers International revenues totalled $372.5 million for the third quarter compared to $320.2 million in the prior year quarter, up 16%. Revenue growth was comprised of 12% internal growth and 4% growth from recent acquisitions. Internal growth was driven by strong investment sales and leasing activity in all three global regions. Adjusted EBITDA was $33.9 million, up 29% from the prior year quarter, with a significant portion of the increase attributable to operating leverage.

FirstService Residential revenues were $250.2 million for the third quarter, up 10% versus the prior year quarter. Revenue growth was comprised of 8% internal growth and 2% from recent acquisitions. Adjusted EBITDA for the quarter was $16.5 million, versus $19.3 million in the prior year period. Current period operating results were negatively impacted by (i) a continuation of elevated employee medical benefits costs in the US amounting to approximately $3.0 million; these elevated costs also impacted results for the second quarter and are expected to persist for the fourth quarter and (ii) costs and a write-off of accounts receivable totalling $1.4 million related to homeowner fee collection operations as a result of recent legislation changes.

FirstService Brands revenues grew to $61.8 million, up 12% versus the prior year period. Internal growth was 10% on the strength of revenue gains at company-owned stores, and recent acquisitions contributed 2%. Adjusted EBITDA for the third quarter was $15.1 million, up 2% over the prior year period.

Corporate costs were $6.1 million in the third quarter, relative to $4.7 million in the prior year period.

Stock Repurchases

During the quarter, the Company repurchased 185,427 Subordinate Voting Shares on the open market under its Normal Course Issuer Bid ("NCIB") at an average price of $55.27 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 2,789,373 Subordinate Voting Shares under its NCIB, which expires on June 8, 2015.

Conference Call

FirstService will be holding a conference call on Tuesday, October 28, 2014 at 11:00 a.m. Eastern Time to discuss the quarter's results. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings from continuing operations to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company's service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2014	2013	2014	2013

Net earnings from continuing operations	$ 24,552	$ 22,177	$ 51,601	$ 18,547
Income tax	10,024	6,720	21,139	6,150
Other income, net	(186)	(1,150)	(1,033)	(1,836)
Interest expense, net	3,440	6,225	9,834	17,278
Operating earnings	37,830	33,972	81,541	40,139
Depreciation and amortization	14,407	16,124	44,161	57,290
Acquisition-related items	4,732	2,433	5,955	8,380
Stock-based compensation expense	2,363	3,081	9,668	5,209
Adjusted EBITDA	$ 59,332	$ 55,610	$ 141,325	$ 111,018

2. Reconciliation of net earnings from continuing operations and diluted net earnings (loss) per share from continuing operations to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted net earnings and of diluted net earnings (loss) per share from continuing operations to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2014	2013	2014	2013

Net earnings from continuing operations	$ 24,552	$ 22,177	$ 51,601	$ 18,547
Non-controlling interest share of earnings	(7,196)	(7,852)	(19,763)	(12,278)
Preferred share dividends	--	--	--	(3,146)
Acquisition-related items	4,732	2,433	5,955	8,380
Amortization of intangible assets	5,706	7,003	17,990	31,152
Stock-based compensation expense	2,363	3,081	9,668	5,209
Income tax on adjustments	(2,282)	(2,286)	(7,192)	(8,729)
Non-controlling interest on adjustments	(434)	(1,028)	(1,096)	(3,166)
Adjusted net earnings	$ 27,441	$ 23,528	$ 57,163	$ 35,969

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2014	2013	2014	2013

Diluted net earnings (loss) per share from continuing operations	$ 0.38	$ 0.09	$ 0.49	$ (0.62)
Non-controlling interest redemption increment	0.10	0.33	0.39	0.71
Acquisition-related items	0.12	0.07	0.16	0.25
Amortization of intangible assets, net of tax	0.10	0.12	0.31	0.64
Stock-based compensation expense, net of tax	0.05	0.08	0.22	0.13
Adjusted earnings per share	$ 0.75	$ 0.69	$ 1.57	$ 1.11

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2014	2013	2014	2013

Revenues	$ 684,606	$ 603,035	$ 1,890,447	$ 1,652,768

Cost of revenues	445,408	396,179	1,225,800	1,094,968
Selling, general and administrative expenses	182,229	154,327	532,990	451,991
Depreciation	8,701	9,121	26,171	26,138
Amortization of intangible assets (1)	5,706	7,003	17,990	31,152
Acquisition-related items (2)	4,732	2,433	5,955	8,380
Operating earnings	37,830	33,972	81,541	40,139
Interest expense, net	3,440	6,225	9,834	17,278
Other expense (income)	(186)	(1,150)	(1,033)	(1,836)
Earnings before income tax	34,576	28,897	72,740	24,697
Income tax	10,024	6,720	21,139	6,150
Net earnings from continuing operations	24,552	22,177	51,601	18,547
Discontinued operations, net of income tax (3)	3,104	(2,259)	944	(2,468)
Net earnings	27,656	19,918	52,545	16,079
Non-controlling interest share of earnings	7,196	7,852	19,763	12,278
Non-controlling interest redemption increment	3,559	11,209	14,102	23,057
Net earnings (loss) attributable to Company	16,901	857	18,680	(19,256)
Preferred share dividends	--	--	--	3,146
Net earnings (loss) attributable to common shareholders	$ 16,901	$ 857	$ 18,680	$ (22,402)

Net earnings (loss) per common share
Basic
Continuing operations	$ 0.38	$ 0.09	$ 0.49	$ (0.62)
Discontinued operations	0.09	(0.06)	0.03	(0.08)
	$ 0.47	$ 0.03	$ 0.52	$ (0.70)

Diluted
Continuing operations	$ 0.38	$ 0.09	$ 0.49	$ (0.62)
Discontinued operations	0.08	(0.06)	0.02	(0.08)
	$ 0.46	$ 0.03	$ 0.51	$ (0.70)

Adjusted earnings per share (4)	$ 0.75	$ 0.69	$ 1.57	$ 1.11

Weighted average common shares (thousands)
Basic	35,975	33,712	35,946	31,990
Diluted	36,369	34,055	36,346	32,316

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Amortization of intangible assets for the nine month period ended September 30, 2013 includes $11,184 of accelerated amortization related to legacy regional trademarks and trade names in connection with Residential Real Estate Services re-branding.
(2) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments, and contingent acquisition consideration-related compensation expense.
(3) Discontinued operations include a commercial real estate consulting business which was sold in July 2014, the REO rental operation which was sold in April 2014 and Field Asset Services which was sold in September 2013.
(4) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	September 30, 2014	December 31, 2013	September 30, 2013

Assets
Cash and cash equivalents	$ 130,005	$ 142,704	$ 167,121
Accounts receivable	346,427	371,423	325,967
Inventories	15,754	15,804	17,129
Prepaid expenses and other current assets	86,625	85,329	60,451
Current assets	578,811	615,260	570,668
Other non-current assets	22,040	19,711	22,170
Fixed assets	111,374	101,554	97,849
Deferred income tax	100,327	102,629	111,234
Goodwill and intangible assets	655,972	604,357	601,775
Total assets	$ 1,468,524	$ 1,443,511	$ 1,403,696

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 417,207	$ 485,436	$ 377,778
Other current liabilities	34,491	39,943	39,860
Long-term debt - current	37,368	44,785	36,670
Current liabilities	489,066	570,164	454,308
Long-term debt - non-current	441,441	328,009	430,805
Other liabilities	42,549	43,051	34,939
Deferred income tax	34,180	31,165	33,345
Redeemable non-controlling interests	228,308	222,073	211,914
Shareholders' equity	232,980	249,049	238,385
Total liabilities and equity	$ 1,468,524	$ 1,443,511	$ 1,403,696

Supplemental balance sheet information
Total debt	$ 478,809	$ 372,794	$ 467,475
Total debt, net of cash	348,804	230,090	300,354

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2014	2013	2014	2013

Cash provided by (used in)

Operating activities
Net earnings	$ 27,656	$ 19,918	$ 52,545	$ 16,079
Items not affecting cash:
Depreciation and amortization	14,404	17,583	44,264	60,675
Deferred income tax	1,295	(8,050)	(440)	(24,351)
Other	(4,454)	5,524	(2,990)	7,043
	38,901	34,975	93,379	59,446

Changes in non-cash working capital
Accounts receivable	19,863	7,280	25,435	10,249
Payables and accruals	6,683	32,111	(52,138)	(56,837)
Other	(3,510)	(9,464)	(14,850)	3,047
Contingent acquisition consideration	--	--	(20,064)	--
Net cash provided by operating activities	61,937	64,902	31,762	15,905

Investing activities
Acquisition of businesses, net of cash acquired	(12,699)	(573)	(60,475)	(35,261)
Disposition of business, net of cash disposed	10,781	49,460	8,694	49,460
Purchases of fixed assets	(7,171)	(9,648)	(35,944)	(21,754)
Other investing activities	721	1,250	(702)	(2,386)
Net cash used in investing activities	(8,368)	40,489	(88,427)	(9,941)

Financing activities
Increase in long-term debt, net	(40,127)	(8,292)	102,262	130,143
Redemption of Preferred Shares	--	--	--	(39,232)
Purchases of non-controlling interests	(1,311)	633	(12,926)	(1,896)
Dividends paid to preferred shareholders	--	--	--	(2,537)
Dividends paid to common shareholders	(3,597)	(3,326)	(10,775)	(3,326)
Distributions paid to non-controlling interests	(5,902)	(4,131)	(19,316)	(17,171)
Repurchases of Subordinate Voting Shares	(10,249)	(14,554)	(20,355)	(14,554)
Other financing activities	2,620	(661)	6,369	6,540
Net cash (used in) provided by financing activities	(58,566)	(30,331)	45,259	57,967

Effect of exchange rate changes on cash	59	1,221	(1,293)	(5,494)

(Decrease) increase in cash and cash equivalents	(4,938)	76,281	(12,699)	58,437

Cash and cash equivalents, beginning of period	134,943	90,840	142,704	108,684

Cash and cash equivalents, end of period	$ 130,005	$ 167,121	$ 130,005	$ 167,121

Segmented Results
(in thousands of US dollars)

	Commercial	Residential
	Real Estate	Real Estate	Property
(unaudited)	Services	Services	Services (1)	Corporate	Consolidated

Three months ended September 30

2014
Revenues	$ 372,515	$ 250,209	$ 61,820	$ 62	$ 684,606
Adjusted EBITDA	33,889	16,518	15,065	(6,140)	59,332

Operating earnings	17,378	15,166	13,302	(8,016)	37,830

2013
Revenues	$ 320,243	$ 227,611	$ 55,150	$ 31	$ 603,035
Adjusted EBITDA	26,234	19,333	14,773	(4,730)	55,610

Operating earnings	12,312	14,102	13,016	(5,458)	33,972

	Commercial	Residential
	Real Estate	Real Estate	Property
	Services	Services	Services (1)	Corporate	Consolidated

Nine months ended September 30

2014
Revenues	$ 1,040,463	$ 691,675	$ 158,153	$ 156	$ 1,890,447
Adjusted EBITDA	84,992	38,702	28,722	(11,091)	141,325

Operating earnings	42,175	30,904	23,587	(15,125)	81,541

2013
Revenues	$ 873,023	$ 636,956	$ 142,658	$ 131	$ 1,652,768
Adjusted EBITDA	53,163	42,739	25,059	(9,943)	111,018

Operating earnings (2)	14,940	20,301	17,869	(12,971)	40,139

(1) The segmented results have been revised to present the Service America operations in Property Services for all periods presented. Prior to June 30, 2014, the Service America operations were reported in the Residential Real Estate Services segment.
(2) Operating earnings for the Residential Real Estate Services segment for the nine month period ended September 30, 2013 were impacted by $11,184 of accelerated amortization related to legacy regional trademarks and trade names in connection with re-branding.
CONTACT: COMPANY CONTACTS:

         Jay S. Hennick
         Founder & CEO

         D. Scott Patterson
         President & COO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500